August 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Cheryl Brown and Irene Barberena-Meissner

Re:	Bunker Hill Mining Corp. Registration Statement on Form S-1 Filed June 27, 2025 File No. 333-288401

Dear Mses. Brown and Barberena-Meissner:

On behalf of Bunker Hill Mining Corp. (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated July 10, 2025 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “S-1”). In connection therewith, the Company has filed via EDGAR Amendment No. 1 to Registration Statement on Form S-1 (the “Amended S-1”), which incorporates the changes made in response to the Comment Letter.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Selling Shareholders and Certain Beneficial Owners, page 61

1.	Please revise to identify the natural person(s) who exercise voting or dispositive control over the shares held by Sprott Private Resource Streaming and Royalty Annex US Collector, LP, Sprott Private Resource Streaming and Royalty US Collector, LP and Teck Resources Limited. Refer to Item 507 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations 140.02 available on our website.

Response: The Company has revised the disclosure in response to the Staff’s comment. Please see the Amended S-1 under “Selling Shareholders and Certain Beneficial Owners” on or around page 61.

Office: 303.892.9400 | Fax: 303.893.1379 | 3400 Walnut STreet, Suite 700, Denver, Colorado 80205 | davisgraham.com

U.S. Securities and Exchange Commission

August 5, 2025

Exhibits

2.	We note that you have redacted information from Exhibits 10.14, 10.15, 10.19, 10.30, Exhibits 10.33 through 10.44, and Exhibits 10.47, 10.48 and 10.49. Please revise the footnotes to the exhibits index to clarify whether you are relying on Item 601(b)(10)(iv) of Regulation S-K for these redactions, and include the required legend on the first page of each of the applicable exhibits. Please also ensure that all exhibits containing redacted material are properly denoted in the Exhibits index. In this regard, we note that Exhibits 10.34, 10.40, and 10.49 appear to contain redacted information and are not consistently denoted.

Response: The Company has (i) revised the exhibit index beginning on or around page II-6 to correctly denote whether schedules or similar attachments have been omitted in accordance with Item 601(a)(5) of Regulation S-K or whether portions of an exhibit have been redacted in accordance with Item 601(b)(10) of Regulation S-K and to remove duplicate exhibits to the S-1; (ii) revised Exhibits 10.16, 10.18, 10.25–10.40, and 10.43–10.45 to the Amended S-1 (which were Exhibits 10.16, 10.18, 10.29–10.44, and 10.47–10.49 to the S-1) to include the required legend on the first page thereof indicating that certain private and confidential information therein has been redacted in accordance with Item 601(b)(10) of Regulation S-K and to consistently denote such information as “[***]”; and (iii) unredacted certain previously redacted information in Section 2.1(d)(i) of Exhibit 10.16, Section 1.6 of Exhibit 10.18, the definition of “Proportionate Share” in Exhibit “A” to Exhibit 10.34, and Section 2.1(b) of Exhibit 10.43, in each case to the Amended S-1.

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We have endeavored to provide you with everything requested. Should you have additional questions or comments, please contact the undersigned at (303) 892-7262.

Sincerely,

/s/ Edward R. Shaoul
Edward R. Shaoul
for
Davis Graham & Stubbs LLP

Enclosure

cc: Gerbrand van Heerden, Bunker Hill Mining Corp.